ANNEX A

CONDITIONS TO THE SCHEME

The Transaction can only become effective if all the conditions to the implementation of the Scheme have been satisfied (or waived) in accordance with paragraph 4 of this Annex A.

The Scheme will become effective upon the delivery of the Scheme Order to the Registrar of Companies for registration and publication in the Gazette. Unless the Scheme becomes effective by not later than 31 March 2004 or such later date as AngloGold and the Company may agree and the High Court may permit, the Scheme will not become effective and the Transaction will not proceed.

The conditions that must be satisfied (or waived) for the Scheme to be implemented are set out below:

1.   The Scheme is conditional upon:

      1.1   the approval of the Scheme by not less than three-fourths of the votes cast by holders of Ashanti Shares present at the Scheme Meeting in person or by proxy and entitled to vote and voting;

      1.2   (i) the confirmation of the Scheme by the High Court and (ii) the delivery of an office copy of the Scheme Order to the Registrar of Companies;

      1.3   in the event that the No-Action Letter is not received, the Registration Statement having been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and no proceeding for that purpose having been initiated by the SEC;

      1.4   (i) the admission to the Official List of the UKLA of the AngloGold Shares having become effective in accordance with the UKLA Listing Rules, and the admission of the AngloGold Shares to trading on the LSE's market for listed securities having become effective, or the UKLA having agreed and confirmed its decision to admit the AngloGold Shares to the Official List of the UKLA, and the LSE having agreed to admit the AngloGold Shares to trading subject only to (A) the allotment of the AngloGold Shares and/or (B) the Scheme having become effective in all respects, and (ii) the AngloGold Shares to be issued in the Scheme having been authorised for listing on the JSE, authorised for listing on the NYSE, subject to official notice of issuance, authorised for listing on the GSE, approved for official quotation by the ASX, and approved for official quotation by the Euronext Paris.

      1.5   no Governmental Authority having taken, instituted or implemented any action, proceeding, suit, investigation, enquiry, decision or order that would prohibit or prevent the consummation of the Scheme or otherwise make the Scheme or its implementation void, illegal or unenforceable; and

1.6 the receipt by AngloGold of the approval of the Bank of Ghana for the issuance of AngloGold Shares to members of the Company resident in Ghana.

2. The Transaction will also be conditional upon, and accordingly, the necessary action to make the Scheme effective will not be taken, unless the following conditions are satisfied or waived by AngloGold on the basis described in paragraph 4 below:

2.1 the approval of the Special Resolution by the requisite vote of the members of the Company at the Extraordinary General Meeting;

2.2 no amendment or modification of any of the terms and conditions of the Scheme in a manner detrimental to AngloGold without the prior written consent of AngloGold;

2.3 the warranties of the Company contained in the Transaction Agreement being true and correct as of the Confirmation Date as though made on and as of the Confirmation Date;

2.4 the performance or compliance by the Company in all material respects with the covenants required by the Transaction Agreement to be performed or complied with by the Company prior to the Confirmation Date;

2.5 the Company not having commenced a rights offering for Ashanti Shares or other securities of the Company;

2.6 the European Commission having either:

(i) indicated that the Scheme and its implementation does not give rise to a concentration falling within the scope of Council Regulation (EEC) 4064/89 concerning the control of concentrations between undertakings, as amended (the "EC Merger Regulation"); or

(ii) taken a decision, without imposing any conditions or obligations that are not reasonably satisfactory to AngloGold under Article 6(1)(b) or Article 8(2) of the EC Merger Regulation, declaring the Scheme or its implementation compatible with the common market, or being deemed to have done so under Article 10(6) of the EC Merger Regulation; or

(iii) referred the whole or part of the Scheme or its implementation to the competent authorities of one or more member states of the European Union under Article 9(3) of the EC Merger Regulation or having been deemed to have done so under Article 9(5) of the EC Merger Regulation; and

(a)   each such authority having granted a clearance without imposing any conditions or obligations that are not reasonably satisfactory to AngloGold in respect of all of those parts of the Scheme or its implementation that were referred to it, or being deemed to have granted such a clearance; and

(b)   the requirements of paragraph (ii) above being satisfied with respect to any part not referred to the competent authority of any member state of the European Union;

2.7   receipt by AngloGold and the Company of the approval from either the Competition Commission in terms of Section 14(1) of the Competition Act, 1998 (Act 89 of 1998) (as amended) of the Republic of South Africa (the "SA Competition Act"), the Competition Tribunal in terms of Section 15(2) of the SA Competition Act or the SA Competition Appeal Court in terms of Section 17 of the SA Competition Act which is unconditional or which only requires disposal of (i) Tameng or (ii) other businesses, assets and properties (other than the Savuka property) with an aggregate value of less than US$50 million.

2.8   receipt of the approvals of Governmental Authorities and third party consents set forth in Exhibit 1 to this Annex A;

2.9   other than as set forth in paragraph 2.16 or Exhibit 1 of this Annex A, all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals necessary to implement the Transaction having been obtained from any appropriate Governmental Authority (other than any antitrust or merger control authority) or from any third party with whom any member of the Company Group has entered into contractual arrangements (in each case, where the absence of any such authorisation, order, grant, consent, clearance, certificate, licence, permission, waiver or approval would have a Company Material Adverse Effect) and such authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals remaining in full force and effect and there being no intimation of any intention to revoke or not renew, or to withdraw, suspend, withhold, modify or amend any of these (in each case, where such revocation, failure to renew, withdrawal, suspension, withholding, modification or amendment would have a Company Material Adverse Effect) and all necessary legal, statutory or regulatory obligations or court orders or judgements in any jurisdiction in respect of the Scheme or the Transaction having been complied with (other than as would not have a Company Material Adverse Effect);

2.10   no Governmental Authority having taken, instituted, implemented or threatened any action, proceeding, suit, investigation, enquiry, decision or order that could or might:

(i)   require the divestiture by any member of the AngloGold Group or any member of the Company Group of all or any portion of their respective businesses, assets or properties other than (A) Tameng or (B) other businesses, assets and properties (other than the Savuka property) with an aggregate value of less than US$50 million, or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof; or

(ii)   require, prevent or delay the transfer of any Ashanti Shares to AngloGold in accordance with the Transaction Agreement;

2.11   Except as set forth in the corresponding section of the Company Disclosure Schedule (or other section of the Company Disclosure Schedule referring to Annex A) or as would not have a Company Material Adverse Effect, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Company Group is a party or by or under which any of its assets may be bound, entitled or subject, that as a result of the Transaction could or might result in:

(i)   any monies borrowed by, or any other indebtedness or liability (actual or contingent) of, any member of the Company Group, being repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date;

(ii)   any such agreement, arrangement, licence, permit or other instrument being breached, terminated or adversely modified or affected, or any obligation or liability arising thereunder;

(iii)   any assets or interests of any member of the Company Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, in each case, otherwise than in the ordinary course of business;

(iv)   the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Company Group or any such mortgage, charge or security interest being enforced;

(v)   the rights, liabilities, obligations or interest of any member of the Company Group in, or the business of any member of the Company Group with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi) the value of any member of the Company Group or its financial or trading position or prospects being prejudiced or adversely affected;

(vii) any member of the Company Group ceasing to be able to carry on business under any name under which it currently does so; or

(viii) the creation of any liability, actual or contingent, by any member of the Company Group;

2.12 AngloGold not having discovered on or after the date of the Transaction Agreement (and, for purposes of this condition, any matter set forth in the corresponding section of the Company Disclosure Schedule (or other section of the Company Disclosure Schedule referring to Annex A) shall be deemed to have been previously discovered by AngloGold):

(i) any adverse financial, business or other information in relation to circumstances existing prior to the date of the Transaction Agreement that has not been disclosed in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by any member of the Company Group prior to such date and that would have a Company Material Adverse Effect;

(ii) that any member of the Company Group is subject to any liability (contingent or otherwise) that has not been disclosed or reflected in the documents filed by the Company with the GSE, UKLA or SEC prior to the date of the Transaction Agreement and that would have a Company Material Adverse Effect;

(iii) that any financial, business or other information that has been disclosed in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by any member of the Company Group prior to the date of the Transaction Agreement contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and that would have a Company Material Adverse Effect;

(iv) that any member of the Company Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste of hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission by any such member (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of such member of the Company Group and that would have a Company Material Adverse Effect; or

(v) that there is any liability (actual or contingent) of any member of the Company Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by such member of the Company Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and that would have a Company Material Adverse Effect;

2.13 since 31 December 2002 (and other than as disclosed in the accounts for the year then ended or in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by the Company prior to the date of the Transaction Agreement) there not having been:

(i) any Company Material Adverse Effect;

(ii) any litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Company Group is a party (whether as a plaintiff, defendant or otherwise) that, if adversely determined, would have a Company Material Adverse Effect; or

(iii) any steps taken that are likely to result in the withdrawal, cancellation, termination or modification of any licence, lease, permit or other approval held by any member of the Company Group that is necessary for the proper conduct of its businesses where such withdrawal, cancellation, termination or modification would have a Company Material Adverse Effect;

2.14 other than as disclosed in any document filed with the SEC to which access is publicly available or publicly announced through the Regulatory News Service of the LSE by the Company prior to the date of the Transaction Agreement, no member of the Company Group having, since 31 December 2002:

(i) issued, authorised or proposed the issue of additional shares of any class of its share capital, or securities convertible into shares of any class of its share capital, or rights, warrants or options to subscribe for, or acquire, any such shares of its share capital or securities convertible into any shares of its share capital (other than pursuant to the exercise of outstanding Ashanti Options or Ashanti

Warrants) or purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any shares of any class of its share capital or other securities or reduced any part of its share capital;

(ii)   recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise (other than between the Company and a Company Subsidiary in the ordinary course of business consistent with past practice);

(iii) authorised or proposed or announced its intention to propose any acquisition or disposition of assets or shares for consideration in excess of US$50 million in the aggregate;

(iv)   issued, authorised or proposed the issue of any debentures or, other than in the ordinary course of business or pursuant to a transaction between the Company and a wholly-owned Company Subsidiary, incurred or increased any indebtedness (excluding any increase in indebtedness following a drawdown under the existing US$200 million revolving credit facility for working capital purposes) or contingent liability other than contingent liabilities that would not have a Company Material Adverse Effect;

(v)   implemented, effected, proposed, authorised or announced its intention to effect, any reconstruction, amalgamation, scheme, merger, consolidation, combination, commitment, change in share or loan capital or other transaction or arrangement (other than the Scheme or the Transaction or in respect of any AngloGold Shares issued pursuant to any Company option or Company warrants);

(vi)   other than the Service Agreement between Ashanti Capital Limited and Sam Esson Jonah dated 28 February 2003 and the normal annual salary and other related increases and extensions in accordance with past remuneration policies, entered into or materially varied or made any offer to enter into or materially vary the terms of any agreement, contract, commitment or arrangement to an extent that is material with any director or executive officer of any member of the Company Group;

(vii) except as permitted by the other subparagraphs of this paragraph 2.14 and other than any transaction between the Company and a wholly-owned Company Subsidiary, entered into or modified, any contract, transaction, arrangement or commitment (whether in respect of capital expenditures or otherwise) other than in the ordinary course of business, which in the case of mining capital expenditures shall be consistent with the life of mine plans of the Company, copies of which have been provided to AngloGold prior to the date hereof;

(viii) other than in respect of any member of the Company Group that is dormant and was solvent at the relevant time, taken any corporate action or had any legal proceedings instituted against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets for revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(ix) other than pursuant to the Special Resolution, made any alteration to its Regulations, memorandum or articles of association (or equivalent constitutional documents in respect of overseas jurisdiction of incorporation) that is material to such member of the Company Group;

(x) entered into any contract, transaction or arrangement that would be restrictive on the business of any member of the Company Group, other than in the ordinary course of business and that would not have a Company Material Adverse Effect;

(xi) waived or compromised any claim or settled any litigation if such waiver, compromise or settlement would have a Company Material Adverse Effect; or

(xii) except as permitted by the other subparagraphs of this paragraph 2.14 or in the ordinary course of business, entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (that remains open to acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition.

2.15   the execution and delivery by the Government to AngloGold of the Government Support Deed; and

2.16   the receipt of all approvals, consents, derogations, waivers, confirmations and undertakings in the form requested prior to the date hereof by AngloGold and Ashanti from the Government and Governmental Authorities in Ghana in connection with the Transaction.

For purposes of the conditions in paragraphs 1 and 2, none of the conditions shall apply to anything done by or in relation to, or having an effect on the Geita mine and/or Cluff Resources Limited and/or any of its subsidiaries.

For purposes of the conditions in paragraph 2, marked-to-market changes in the Company's hedge portfolio constituted at the date hereof, as altered in accordance with Section 6.01(f) of the Transaction Agreement, that occurred due to changes in general economic and market conditions, will not be taken into account in determining whether such conditions have been satisfied.

3. The Transaction will also be conditional upon, and accordingly, the necessary action to make the Scheme effective will not be taken unless the following conditions are satisfied or waived by the Company on the basis described in paragraph 4 below:

3.1 the warranties of AngloGold contained in this Transaction Agreement being true and correct as of the Confirmation Date as though made on and as of the Confirmation Date;

3.2 the performance or compliance by AngloGold in all material respects with covenants required by the Transaction Agreement to be performed or complied with by AngloGold prior to the Confirmation Date.

4. This paragraph 4 describes the procedure for the waiver of any of the conditions to the Scheme described in paragraphs 1, 2 and 3 of this Annex A.

4.1 AngloGold and the Company acting together may waive all or any of the conditions contained in paragraphs 1.5 and 1.6 and may modify all or any of the conditions contained in paragraphs 1.1 to 1.4.

4.2 AngloGold reserves the right to waive all or any of the conditions in paragraph 2.

4.3 The Company reserves the right to waive all or any of the conditions in paragraph 3.

4.4 If any of the conditions set forth in paragraphs 1.1, 1.3, 2.1, 2.6, 2.7, 2.8 and 2.16 of this Annex A have not been satisfied or waived in accordance with this paragraph on or prior to the Advance Meeting, the Company will apply to the High Court for a postponement of the Court Hearing until such later date and time as AngloGold and the Company reasonably believe is necessary for all such remaining conditions to be satisfied or waived.

4.5 The obligations of AngloGold and the Company to consummate the Scheme are subject to the satisfaction or waiver of all the conditions set forth in this Annex A (other than the conditions set forth in paragraphs 1.2, 1.4 and 2.2) by no later than 10:00 a.m. (Accra time) on the Confirmation Date, it being understood and agreed that, if a condition has not been satisfied or waived (or deemed to have been waived under paragraph 4.6) by such date and time, nothing herein will oblige either party to waive such condition. If any of the conditions set forth in this Annex A (other than the conditions set forth in paragraphs 1.2, 1.4 and 2.2) have not been satisfied or waived (or deemed to have been waived under paragraph 4.6) by 10:00 a.m. (Accra time) on the Confirmation Date, the Company must apply to the High Court for a postponement of the Court Hearing until such later date and time as AngloGold and the Company reasonably believe that all such remaining conditions will be satisfied or waived.

4.6   AngloGold agrees that by no later than 10:00 a.m. (Accra time) on the Confirmation Date, the conditions set forth in paragraphs 2.3, 2.4, 2.5, 2.9 to 2.15 (inclusive) of this Annex A shall be deemed to have been waived by AngloGold unless AngloGold shall have earlier terminated the Transaction Agreement in accordance with Section 9. The Company agrees that by no later than 10:00 a.m. (Accra time) on the Confirmation Date, the conditions set forth in paragraphs 3.1 and 3.2 of this Annex A shall be deemed to have been waived by the Company unless the Company shall have earlier terminated the Transaction Agreement in accordance with Section 9.

4.7   AngloGold will be entitled to delay its waiver of the condition in paragraph 2.2 until after the High Court has issued the Scheme Order and, for the avoidance of doubt, the confirmation of the Scheme by the High Court will not oblige AngloGold to waive the condition in paragraph 2.2, it being understood and agreed that the Company will not deliver the Scheme Order to the Registrar of Companies until AngloGold has confirmed its waiver of the condition set forth in paragraph 2.2 to the Company by written notice.

After the High Court has confirmed the Scheme the only conditions required to be satisfied or, if permissible, waived before the Transaction can become effective will be the conditions in paragraphs 1.2(ii), 1.4 and 2.2.

EXHIBIT 1

1.	Receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities) and third parties required to be obtained in Guinea, Tanzania and Zimbabwe to implement the Transaction (collectively, the "Mining Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold within 30 days after the date of the Transaction Agreement, it being understood by the parties that, if any Mining Approval is not identified, and an application or request made, within such 30-day period, the receipt of such Mining Approval shall be deemed to be waived by AngloGold.

2.	Receipt of all authorisations, orders, grants, consents, clearances, certificates, licences, permissions, waivers and approvals of Governmental Authorities (other than antitrust or merger control authorities and other than Mining Approvals) or third parties required to be obtained to implement the Transaction (collectively, the "General Approvals") that are identified and with respect to which applications are filed, or requests made, by AngloGold within 30 days after the date of the Transaction Agreement, it being understood by the parties that, if any General Approval is not identified, and an application or request made, within such 30-day period, the receipt of such General Approval shall be deemed to be waived by AngloGold for the purpose of these conditions.

3.	Receipt of any required consents under AngloGold's US$600 million unsecured syndicated loan facility dated 27 February 2002 and AngloGold's US$400 million unsecured syndicated loan facility dated 3 May 2001 to implement the Transaction.

4.	Receipt of comfort acceptable to AngloGold (acting reasonably) that an event of default will not occur under the Company's US$200 million revolving credit facility dated 28 June, 2002 upon the consummation of the Transaction.

5.	Waiver by the Majority Lenders (as defined under the terms of the Company's US$200 million revolving credit facility) of (i) the relevant provisions of the Company's US$200 million revolving credit facility to enable AngloGold to provide funding to the Company after the Effective Time by way of subordinated shareholder loans (subordinate to the rights of the syndicate banks under that facility) and (ii) the provisions requiring completion of a rights offering.

6.	Receipt of any approval of the South African Reserve Bank required to implement the Transaction and the funding requirements for purposes of Section 7.29 of the Transaction Agreement.

7. Subject to paragraph 2.2 of Annex A, any condition to the Scheme imposed by the High Court.